SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

VIA EDGAR	January 3, 2007

Re:                               Masonite International Inc.,
Masonite Corporation,
Masonite International Corporation
and Subsidiary Guarantors
Registration Statement on Form F-4

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Masonite International Inc., a corporation incorporated under the Canada Business Corporations Act (“Parent”), Masonite Corporation, a Delaware corporation (“Masonite U.S.”), Masonite International Corporation, a corporation incorporated under the Business Corporations Act (Ontario) (“Masonite Canada”), and the subsidiary guarantors (collectively, the “Subsidiary Guarantors,” and together with Parent, Masonite U.S. and Masonite Canada, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-4 (the “F-4 Registration Statement”), together with certain exhibits thereto, relating to the Registrants’ offers to exchange (i) up to $412,000,000 principal amount of Senior Subordinated Notes due 2015 issued by Masonite U.S. (the “U.S. Exchange Notes”) for any and all of outstanding Senior Subordinated Notes due 2015 issued by Masonite U.S. (the “Outstanding U.S. Notes”) and (ii) up to $358,000,000 principal amount of Senior Subordinated Notes due 2015 issued by Masonite

Canada (the “Canada Exchange Notes,” and together with the U.S. Exchange Notes, the “Exchange Notes”) for any and all of outstanding Senior Subordinated Notes due 2015 issued by Masonite Canada (the “Outstanding Canada Notes,” and together with the Outstanding U.S. Notes, the “Outstanding Notes”), respectively, which were issued in October and November 2006 in reliance upon Rule 144A and Regulation S under the Securities Act.  The Outstanding U.S. Notes are, and the U.S. Exchange Notes will be, guaranteed by Parent, Masonite Canada and the Subsidiary Guarantors, who are also registrants under the F-4 Registration Statement.  The Outstanding Canada Notes are, and the Canada Exchange Notes will be, guaranteed by Parent, Masonite U.S. and the Subsidiary Guarantors.

The Registrants are registering the exchange offers on the F-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.)  The Registrants have further authorized us to include the following representation to the Staff of the Commission:

1.             The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes.  In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.             No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.  The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes.  The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants have included the consolidated balance sheet of Masonite International Inc. at December 31, 2005 and the revised consolidated statements of operations, changes in shareholder’s equity and cash flows for the period from February 2, 2005 (date of incorporation) to December 31, 2005 and the consolidated balance sheet of Masonite International Corporation as at December 31, 2004 and the revised consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from January 1, 2005 to April 6, 2005 and for the years ended December 31, 2004 and 2003 in the F-4 Registration Statement.  The Registrants have further authorized us to include the following additional representation to the Staff of the Commission:

1.             The Registrants are not required to comply with the requirement specified in Item 8.A.4 of Form 20-F, which provides that in the case of the Registrants’ initial public offering the audited financial statements shall be as of a date not older than twelve months at the time the document is filed (the “Requirement”), in any other jurisdiction outside the United States.

2.             Complying with the Requirement is impracticable and involves due hardship for the Registrants.

We note that a domestic issuer would be permitted to include audited financial statements dated no later than December 31, 2005 if such issuer were to file a registration statement on Form S-4 on January 3, 2007.

The filing fee for the F-4 Registration Statement in the amount of $82,390 has previously been deposited by wire transfer of same day funds to the Commission’s account at Mellon Bank.

If you have any questions on the above-referenced F-4 Registration Statement, please contact Joseph Kaufman at (212) 455-2948 or Kathryn Gettles-Atwa at (212) 455-2195.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP